SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               Steven Madden, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.0001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    556269108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 16, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)
--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.      556269108              SCHEDULE 13D         PAGE 2 OF 14 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON GROUP, INC.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    994,086
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                994,086
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            994,086
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.7%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA; CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      556269108              SCHEDULE 13D         PAGE 3 OF 14 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON MULTISTRATEGY MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    472,537
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                472,537
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            472,537
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.2%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      556269108              SCHEDULE 13D         PAGE 4 OF 14 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    341,981
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                341,981
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            341,981
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.6%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      556269108              SCHEDULE 13D         PAGE 5 OF 14 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON LEXINGTON MASTER FUND, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    179,568
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                179,568
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            179,568
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.8%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      556269108              SCHEDULE 13D         PAGE 6 OF 14 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            GEORGE HALL
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                83,400
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    994,086
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     83,400
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                994,086
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,077,486
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      556269108              SCHEDULE 13D         PAGE 7 OF 14 PAGES
------------------------------                             ---------------------

ITEM 1.           SECURITY AND ISSUER.

        This statement relates to the shares of Common Stock, $0.0001 par value per share (the "Shares"), of Steven Madden, Ltd., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 52-16 Barnett Avenue, Long Island City, New York 11104.


ITEM 2.           IDENTITY AND BACKGROUND.

        (a) This statement is filed by Clinton Group, Inc., a Delaware corporation ("CGI"), Clinton Multistrategy Master Fund, Ltd., a Cayman Islands company ("CMSF"), Clinton Special Opportunities Master Fund, Ltd., a Cayman Islands company ("CSO"), Clinton Lexington Master Fund, L.P., a Cayman Islands exempted limited partnership ("CLEX") and George Hall (collectively, the "Reporting Persons")

        (b) The principal business address of CGI and George Hall is 9 West 57th Street, 26th Floor, New York, New York 10019. The principal business address of CMSF CSO and CLEX is c/o Fortis Fund Services (Cayman) Limited, P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands.

        (c) The principal business of CGI is investing for funds and accounts under its management. The principal business of CMSF, CSO and CLEX is to invest in securities. George Hall is the Chief Investment Officer and President of CGI.

        (d) None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) George Hall is a citizen of the United States of America.

        The name, citizenship, present principal occupation or employment and business address of each director and executive officer of CGI, CMSF, CSO and CLEX is set forth in Schedule A attached hereto. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any Shares.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Funds for the purchase of the Shares reported herein were derived from available capital of CMSF, CSO and CLEX. A total of approximately $25.5 million was paid to acquire such Shares.

------------------------------                             ---------------------
CUSIP NO.      556269108              SCHEDULE 13D         PAGE 8 OF 14 PAGES
------------------------------                             ---------------------

ITEM 4.           PURPOSE OF TRANSACTION.

          The Reporting Persons originally acquired Shares for investment in the ordinary course of business because they believed that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

          On October 17, 2007, CGI sent a letter to the Issuer's Chairman and CEO, Mr. Jamieson A. Karson, to follow up on their recent discussions regarding the Issuer's business prospects and strategy. The letter stated that, while CGI believes that the Issuer's brand is at the strongest it has ever been, the Issuer is nevertheless trading at historically low valuation multiples (5.1x 2007E EBITDA) and at a valuation discount to comparable companies. Among several alternatives to enhance shareholder value that CGI had discussed with Mr. Karson during their last conversation, the letter outlined why CGI believes that a Dutch Tender of $180 million to repurchase Issuer shares has the best risk/return characteristics. CGI believes that such a Dutch Tender, utilizing a portion of the Issuer's substantial cash balance combined with a modest debt financing, would have a more significant impact than the Issuer's pending repurchase program, providing enhanced financial leverage to shareholders who, like CGI, believe in the long-term prospects of the Issuer's business. CGI stated that it believed the Dutch Tender could be executed at a range above $21 per share. A copy of the letter is attached hereto as Exhibit B and incorporated herein by reference.

          Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, management, governance, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of
Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of the close of business on October 16, 2007, the Reporting Persons excepting George Hall may be deemed the beneficial owners of an aggregate of 994,086 Shares, constituting approximately 4.7% of the Shares outstanding. George Hall may be deemed the beneficial owner of an aggregate of 1,077,486 Shares, including 83,400 Shares beneficially owned individually, constituting approximately 5.1% of the Shares outstanding.

        The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 21,322,038 Shares outstanding, which is the total number of Shares outstanding as of August 6, 2007 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2007 for the period ended June 30, 2007.

------------------------------                             ---------------------
CUSIP NO.      556269108              SCHEDULE 13D         PAGE 9 OF 14 PAGES
------------------------------                             ---------------------

        (b) By virtue of investment management agreements with each of CMSF, CSO and CLEX, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 472,537 Shares held by CMSF, the 341,981 Shares held by CSO and the 179,586 Shares held by CLEX. By virtue of his direct and indirect control of CGI, George Hall is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI has voting power or dispositive power, and he individually holds an additional 83,400 Shares. Accordingly, CGI and George Hall are deemed to have shared voting and shared dispositive power with respect to an aggregate of 994,086 Shares, and George Hall has sole voting and dispositive power with respect to an additional 83,400 Shares.

        (c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

        (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

        (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of Shares, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Shares, the relative value of Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which Shares may be included, or a combination of any of the foregoing. In addition to the Shares that they beneficially own without reference to these contracts, the Reporting Persons currently have long economic exposure to 325,100 Shares through such contracts. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

        Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit A -  Joint Filing Agreement dated October 18, 2007

Exhibit B -  Letter to the Issuer's Chairman and CEO dated October 17, 2007

---------------------------                                 -------------------
CUSIP NO.      556269108             SCHEDULE 13D           PAGE 10 OF 14 PAGES
---------------------------                                 -------------------

                                   SIGNATURES

        After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 18, 2007


                                 CLINTON GROUP, INC.

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Comptroller


                                 CLINTON MULTISTRATEGY MASTER FUND, LTD.
                                 By: Clinton Group, Inc. its investment
                                 manager

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Comptroller


                                 CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
                                 By: Clinton Group, Inc. its investment
                                 manager

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Comptroller


                                 CLINTON LEXINGTON MASTER FUND, L.P.
                                 By: Clinton Group, Inc. its investment
                                 manager

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Comptroller


                                 /s/ George Hall
                                 ------------------------------
                                 George Hall

---------------------------                                 -------------------
CUSIP NO.      556269108             SCHEDULE 13D           PAGE 11 OF 14 PAGES
---------------------------                                 -------------------

                                   SCHEDULE A

          DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

        The following sets forth the name, position and principal occupation of each director and executive officer of CGI. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 9 West 57th Street, 26th Floor, New York, New York 10019.

CLINTON GROUP, INC.

Name                           Position
---------------------------    -------------------------------------------
George Hall                    Director and President
Francis A. Ruchalski           Director and Chief Financial Officer
Wendy Ruberti                  General Counsel and Assistant Secretary
John L. Hall                   Director
Hani K. Findakly               Director

        The following sets forth the name, citizenship, principal occupation and business address of each director of each of CMSF and CSO, and of the general partner of CLEX. There are no executive officers of CMSF, CSO and CLEX.

CLINTON MULTISTRATEGY MASTER FUND, LTD.

Jane Fleming is a citizen of the United Kingdom. Her principal occupation is Client Accountant of Queensgate Bank & Trust Company Ltd. Her business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

Dennis Hunter is a citizen of the United Kingdom. His principal occupation is Director of Queensgate Bank & Trust Company Ltd. His business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

Roger Hanson is a citizen of the United Kingdom. His principal occupation is director of dms Management Ltd. His business address is dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands.

Blair Gauld is a citizen of New Zealand. His principal occupation is Director of Queensgate Bank & Trust Company Ltd. His business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.


CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.

Dennis Hunter's citizenship, principal occupation and business address are set forth above.

Roger Hanson's citizenship, principal occupation and business address are set forth above.

Cassandra Powell is a citizen of the Cayman Islands. Her principal occupation is Senior Manager of Queensgate Bank & Trust Company Ltd. Her business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

---------------------------                                 -------------------
CUSIP NO.      556269108            SCHEDULE 13D            PAGE 12 OF 14 PAGES
---------------------------                                 -------------------

CLINTON LEXINGTON MASTER FUND, L.P.

Clinton GP, Inc., a Delaware limited liability company ("Clinton GP"), is the general partner of Clinton Lexington Master Fund, L.P. Clinton GP is controlled by George E. Hall. George Hall's citizenship, principal occupation and business address are set forth above.

---------------------------                                 -------------------
CUSIP NO.      556269108             SCHEDULE 13D           PAGE 13 OF 14 PAGES
---------------------------                                 -------------------

                                   SCHEDULE B

   TRANSACTIONS IN THE SHARES BY THE REPORTING PERSONS DURING THE PAST 60 DAYS

Clinton Multistrategy Master Fund, Ltd.

        Trade Date              Shared Purchased (Sold)     Price Per Share ($)
       ------------            ------------------------     -------------------
         08/17/07                         5,000                    24.15
         08/17/07                         9,554                    24.35
         08/29/07                         5,011                    24.74
         08/29/07                         2,300                    24.64
         08/31/07                         1,000                    24.72
         09/13/07                        12,600                    19.40
         09/13/07                        (8,100)                   19.81
         09/19/07                         7,500                    18.55
         10/01/07                        16,450                    19.17
         10/02/07                        32,300                    19.03
         10/02/07                         9,200                    19.02
         10/03/07                        34,500                    19.01
         10/04/07                        42,000                    18.88
         10/05/07                         8,600                    18.83


Clinton Special Opportunities

        Trade Date              Shared Purchased (Sold)     Price Per Share ($)
       ------------            ------------------------     -------------------
         08/17/07                        9,400                     24.35
         08/17/07                        5,000                     24.16
         08/22/07                        1,000                     25.19
         09/12/07                       45,000                     20.44
         09/12/07                       15,000                     20.77
         09/13/07                        7,500                     19.40
         09/13/07                       (4,800)                    19.81
         09/14/07                       50,000                     18.87
         09/17/07                      (40,000)                    19.57
         09/17/07                      (10,000)                    19.40
         09/18/07                       48,000                     18.82
         09/18/07                       32,000                     19.36
         09/19/07                        7,500                     18.55
         09/27/07                        8,400                     19.01
         09/27/07                        8,633                     19.03
         10/01/07                       15,900                     19.17
         10/02/07                        9,500                     19.02
         10/02/07                       33,200                     19.03
         10/03/07                       34,500                     19.01
         10/04/07                       42,000                     18.88
         10/05/07                        8,600                     18.83

---------------------------                                 -------------------
CUSIP NO.      556269108             SCHEDULE 13D           PAGE 14 OF 14 PAGES
---------------------------                                 -------------------

Clinton Lexington Master Fund, L.P.

        Trade Date              Shared Purchased (Sold)     Price Per Share ($)
       ------------            ------------------------     -------------------
         08/21/07                       10,000                     24.79
         08/24/07                       50,000                     26.32
         08/24/07                       17,200                     26.22
         09/11/07                       15,000                     21.90
         09/13/07                        5,200                     19.40
         09/13/07                       (3,300)                    19.81
         09/20/07                       13,000                     18.14
         09/21/07                      (14,000)                    18.96
         10/01/07                       15,900                     19.17
         10/02/07                        3,300                     19.02
         10/02/07                       11,500                     19.03
         10/16/07                       28,468                     18.77
         10/16/07                       27,300                     18.69

George Hall

        Trade Date              Shared Purchased (Sold)     Price Per Share ($)
       ------------            ------------------------     -------------------
        10/16/07                       42,500                     18.77
        10/16/07                       40,900                     18.69